UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mothers Work, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

619903 10 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619903 10 7

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Dan W. Matthias

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 255,905 (See Item 4)

	6.	Shared Voting Power 469,920 (See Item 4)

	7.	Sole Dispositive Power 255,905 (See Item 4)

	8.	Shared Dispositive Power 469,920 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 725,825 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 619903 10 7

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Rebecca C. Matthias

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 255,905 (See Item 4)

	6.	Shared Voting Power 469,920 (See Item 4)

	7.	Sole Dispositive Power 255,905 (See Item 4)

	8.	Shared Dispositive Power 469,920 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 725,825 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Mothers Work, Inc.
	(b)	Address of Issuer's Principal Executive Offices 456 North Fifth Street Philadelphia, PA 19123

Item 2.
	(a)	Name of Person Filing Dan W. Matthias Rebecca C. Matthias
	(b)	Address of Principal Business Office or, if none, Residence Dan and Rebecca Matthias: c/o Mothers Work, Inc. 456 North Fifth Street Philadelphia, PA 19123
	(c)	Citizenship Dan and Rebecca Matthias: United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 619903 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  Dan W. Matthias beneficially owns an aggregate of 725,825 shares of Common Stock, including 255,905 shares purchasable upon the exercise of stock options and 469,920 shares owned jointly with his wife, Rebecca C. Matthias.  Rebecca C. Matthias beneficially owns an aggregate of 725,825 shares of Common Stock, including 255,905 shares purchasable upon the exercise of stock options and 469,920 shares jointly with her husband, Dan W. Matthias.  In addition to the shares purchasable upon the exercise of stock options by each such person individually, Dan W. and Rebecca C. Matthias own 469,290 shares jointly.  Collectively, as husband and wife, Dan W. and Rebecca C. Matthias beneficially own an aggregate of 981,730 shares of Common Stock.

	(b)	Percent of class: Dan and Rebecca Matthias each own 13.1% of the class. Collectively, as husband and wife, Dan W. and Rebecca C. Matthias own 17.0% of the class. (1)
	(c)	Number of shares of Common Stock as to which each of Dan W. Matthias and Rebecca C. Matthias has:
		(i)	Sole power to vote or to direct the vote 255,905
		(ii)	Shared power to vote or to direct the vote 469,920
		(iii)	Sole power to dispose or to direct the disposition of 255,905
		(iv)	Shared power to dispose or to direct the disposition of 469,920

	(1)	Calculated on the basis of 5,265,348 shares of Common Stock outstanding on December 20, 2002, according to the Form 10-K of the Issuer filed on December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Dan W. Matthias
Signature
Dan W. Matthias
Name

/s/ Rebecca C. Matthias
Signature
Rebecca C. Matthias
Name